Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

10/17/2006

To All Members:

Today, we are delighted to announce that CME and CBOT have announced our plans to merge our two great institutions into CME Group Inc., a CME/Chicago Board of Trade Company, creating the most extensive and diverse global derivatives exchange!

This historic merger solidifies Chicago’s place as the center of gravity for the global derivatives industry and delivers significant benefits to you, our valued members. As the combined company, we expect to create operational and cost and efficiencies for customers, clearing member firms and exchange members, while delivering significant benefits to shareholders. Just as our landmark clearing agreement with CBOT provided great value for our customers, we expect the combined company to further transform our industry. As you know, global derivatives markets are growing rapidly – not only in terms of volume and geography, but also in terms of the broader universe of competitors: exchanges, OTC markets and other unregulated markets. As a combined company, we will be better positioned to capitalize on these trends and compete more effectively.

As a result of the merger, assuming all CBOT shareholders accept shares of CME, 69 percent of the combined company will be owned by CME shareholders, and 31 percent will be owned by CBOT shareholders. Each CBOT share will be exchanged for 0.3006 per CME share. CBOT shareholders can elect to receive some portion of cash in lieu of shares, up to a maximum of $3 billion. All membership and clearing privileges will be distinct and continued; core trading rights will not be impacted by this merger. The combined company will continue to operate the vibrant open-outcry markets of both CME and CBOT and will relocate its trading floors to one facility at CBOT. The combined company will also continue to provide its unparalleled CME Globex® electronic trading platform, and CBOT products ultimately will be listed on CME Globex. Our joint clearing agreement also will continue.

We intend to work with our counterparts at CBOT to execute this merger seamlessly. We expect the transaction to close by mid-year 2007, pending approvals by regulators and shareholders of both companies, CBOT members, as well as completion of customary closing conditions. After completion of the merger, Terry Duffy will serve as Chairman of the combined company and Charlie Carey will serve as Vice-Chairman. Craig Donohue will serve as Chief Executive Officer; Bernie Dan will serve as Special Advisor to the new company for one year. We also intend to continue to provide you with the benchmark products, leading technology and functionality, and high level of customer service that you have come to expect from CME.

This is an exciting day for CME! We look forward to answering your membership questions at a special member meeting on Thursday, October 19 at 4:00 p.m. at the W Chicago Hotel City Center, 172 West Adams Street, in the Great Room on the second floor.

Sincerely,

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended